UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number

333-193058

CUSIP NUMBER

74255T 202

NOTIFICATION OF LATE FILING

(Check One):  X Form 10-K   ☐ Form 20-F   ☐ Form 11-K     ☐ Form 10-Q    ☐ Form 10-D   ☐ Form N-SAR

  ☐ Form N-CSR

For Period Ended:  December 31, 2015

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

☐   Transition Report on Form N-SAR

 For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

PRINCIPAL SOLAR, INC.

Full Name of Registrant

Former Name if Applicable

2560 KING ARTHUR BLVD, SUITE 124 PMB 65

Address of Principal Executive Office (Street and Number)

LEWISVILLE, TX 75056

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant was unable to file its annual report on Form 10-K within the prescribed time period because certain Board members were unavailable during their designated review period and had input as to the content of the filing that required a second round of review by all Board members.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David N. Pilotte	(855)	774-7799
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PRINCIPAL SOLAR, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 31, 2016	By /s/ David N. Pilotte
David N. Pilotte
Chief Financial Officer

PRINCIPAL SOLAR, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Year Ended December 31,
	2015	2014
Revenues
Power generation	$483,239	$974,882
Total revenues	483,239	974,882
Cost of revenues
Depreciation	159,430	307,570
Direct operating costs	118,608	245,439
Total cost of revenues	278,038	553,009
Gross profit	205,201	421,873

General and administrative expenses	3,336,184	3,168,623
Gain on sale and assignment of assets	(4,856,896)	-
Commissions	600,000	-
Mediation settlement	800,000	-
Impairment of assets	322,126	113,661
Operating profit (loss)	3,787	(2,860,411)

Other expense
Interest expense	1,732,643	504,883
Gain on derivative liability warrants	(1,250,000)	(32,239)
Total other expense	482,643	472,644

Loss before provision for income taxes	(478,856)	(3,333,055)
Provision for income taxes	2,533	928
Net loss	(481,389)	(3,333,983)
Income attributable to noncontrolling interest in subsidiary	(24,535)	(45,908)
Net loss before preferred stock accretion and dividends	(505,924)	(3,379,891)
Redeemable Series A preferred stock accretion and dividends	(184,896)	-
Net loss attributable to common stockholders	$(690,820)	$(3,379,891)

Net loss per share attributable to common stockholders, basic and diluted	$(0.12)	$(0.68)

Weighted average shares outstanding, basic and diluted	5,550,557	4,955,228

Comparison of Operating Results

Year Ended December 31, 2015 and 2014

(all amounts rounded)

Power generation revenue was $483 thousand in 2015 compared to $975 thousand in 2014, a decrease of $492 thousand; and total cost of revenues was $278 thousand compared to $553 thousand in 2014, a decrease of $275 thousand. Both decreases are due primarily to the sale of our Powerhouse One subsidiary effective July 1, 2015.

The increase in general and administrative expenses of approximately $168 thousand was comprised of:

●

a net decrease of $468 thousand in equity compensation as 2014 included a general grant of options to management and Board members, advisors, and contractors resulting in a non-cash expense of $1.1 million; offset by new grants in 2015 to Board members, advisors, and contractors resulting in expenses of $671 thousand

●	a net increase in consulting fees of $101 thousand resulting primarily from adding a contractor to assist in project financing efforts incurring an additional expense of $228 thousand, offset by the elimination of an accounting contractor resulting in a decrease of $20 thousand, the elimination of a business development contractor resulting in a decrease of $52 thousand, and the reversal of a prior year accrual of $37 thousand
●	legal fees increased $113 thousand resulting from mediation of legal disputes with Carlyle and Vis Solis.
●	an increase of $523 thousand in public company and travel costs in connection with a public offering later withdrawn
●	a net decrease of $26 thousand in external relations. The costs of public relations decreased $87 thousand while the cost of investor relations increased $61 thousand as the Company shifted its emphasis in favor of investor relations in preparation of a public offering later withdrawn.
●	insurance premiums for Directors and Officers insurance increased by $18 thousand in preparation of a public offering later withdrawn
●	a decrease of $180 thousand in acquisition costs as more costs were capitalized in 2015
●	an increase of $90 thousand in Delaware franchise taxes stemming from the increase in total assets

Results of operations were further impacted by the following significant items:

●	a gain on sale of Powerhouse One of $644 thousand and a gain on assignment of Principal Sunrise IV of $4.2 million
●	an accrual of $600 thousand in commissions to CCMI related to an expected disposition of Principal Sunrise V
●	an accrual of $800,000 payable to settle a matter surrounding an investment in our Common Stock
●	an impairment charge of $322 thousand on an under-performing asset, SunGen StepGuys
●	an increase in interest expense of $1.2 million reflecting the amortization of the discount on debt (primarily convertible debentures) largely offset by a decrease in the value of the derivative liability on warrants of $1.2 million
●	additional increases and decreases in interest expense largely offsetting each other including a decrease of $50 thousand resulting from the cessation in December 2014 of interest accrual on legacy liabilities; an increase in interest expense of $96 thousand resulting from additional Alpha Capital debentures and related party payable; an expense for warrants of $83 thousand; a decrease in interest expense on the acquisition note payable of $201 thousand resulting from the sale of Powerhouse One effective July 1, 2015, offset by interest expense of $61 thousand incurred on the Arowana Note

Due to movements in the price of the Company's stock, the withdrawal of a public offering, and uncertainty surrounding the Company's future prospects, our independent valuation firm estimated a decline at September 30, 2015, in the value of the warrants issued to Alpha Capital Anstalt in connection with the March 2, 2015, issuance of debentures. As a result, the value of the derivative liability was reduced to zero and the Company recorded a gain of $1.2 million in the year ended December 31, 2015. Because all principal and interest pursuant to the debentures was repaid in August 2015, and the element of the debt giving rise to the derivative liability was eliminated, no future valuation adjustments will be made.